CORRESPONDENCE

ORCHIDS PAPER PRODUCTS COMPANY

4826 Hunt Street

Pryor, Oklahoma 74361

July 5, 2012

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street N.E.

Washington, D.C. 20549-3561

Attention: H. Roger Schwall

Assistant Director

Re: Orchids Paper Products Company

Registration Statement on Form S-3
Filed May 31, 2012
File No. 333-181817

Dear Mr. Schwall:

I am writing in response to the comment letter (the “Comment Letter”) dated June 22, 2012 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-3 of Orchids Paper Products Company (the “Company” or the “Registrant”).

This letter sets forth the comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

General

1.	In your explanatory note, you state that this registration statement “serves to transition” the outstanding and effective shelf registration statement filed on June 29, 2009, No. 333-160305, to this registration statement, and that “upon filing and effectiveness, this registration statement replaces the previous statement.” From this, it appears that you are using the combined prospectus technique of Rule 429 in the context of Rule 415, for when an amount of securities remains unsold from an earlier registration statement. As such, please revise the registration statement cover page to disclose your reliance on Rule 429, and that under this rule, you are filing a combined prospectus, that shall, upon effectiveness, act as a post-effective amendment to your prior registration statement, indicating the file number. See Rule 429(b). Please also ensure that your registration statement complies with Rule 415(a)(5) and (6). For more information, see Securities Act Rules Compliance and Disclosure Interpretations 212.24, 212.26, and 225.04, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Orchids Paper Products Company

July 5, 2012

Response:

As discussed on our call with the Staff on June 28, 2012, the Company is not including any securities from its shelf registration statement filed on June 29, 2009, No. 333-160305 (the “Old Registration Statement”) in its new shelf registration statement filed on May 31, 2012 (the “New Registration Statement”). The New Registration statement is not relying on Rule 429 and is a completely new registration statement. Per our discussion with the Staff, the Company is filing in connection herewith a Post Effective Amendment to the Old Registration Statement to deregister all securities not sold thereunder, and the Company will be amending the New Registration Statement for the sole purpose of attaching an updated consent from the Company’s auditor.

In connection with the foregoing, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on this issue, or if we can provide you with any other information which will facilitate your review, please advise us at your convenience. You may reach Donald Figliulo at Polsinelli Shughart at 312.463.6311, or by email at dfigliulo@polsinelli.com or me at 918.824.4605.

Very truly yours,

ORCHIDS PAPER PRODUCTS COMPANY

/s/ Keith R. Schroeder
Name: Keith R. Schroeder
Title: Chief Financial Officer

cc:	Robert A. Snyder Orchids Paper Products Company